File N° 82-4944

ESSILOR

PRESS RELEASE

Consolidated 2005 Sales Up 10.0%

Up 8.5% Excluding Currency Effect, as Forecast

Charenton-le-Pont, France (January 25, 2006) --- Essilor, the world leader in ophthalmic optics, has announced consolidated sales of €2,423.5 million for the year ended December 31, 2005. This represents an increase of 10.0% as reported and 8.5% excluding the currency effect, in line with forecasts.

The Company's major markets generally performed well and demand for its new products remained very strong.

As a result, Essilor has confirmed that 2005 will see further growth in both earnings and margins.

in € millions (IFRS)	**2005**	2004	% change as reported	% change like-for-like	Contribution from acquisitions	Currency effect
Consolidated sales at Dec. 31	**2,423.5**	2,202.5	+ 10.0%	+ 5.2%	+ 3.3%	+ 1.5%
Consolidated 4th quarter sales	**620.4**	537.4	+ 15.5%	+ 5.1%	+ 3.5%	+ 6.8%

- Following a relatively slow start, consolidated sales gradually increased during the year to levels more in line with the Company's historic growth trend. The growth was driven by:

  - A 5.2% like-for-like increase that accelerated between the first half (4.7%) and the second (5.7%). It reflected:
    - An approximately 3% rise in sales volumes.

DW 1/30

- An improvement in the product mix, resulting from a higher percentage of sales from progressive lenses (notably the Varilux® line), Transitions® photochromic lenses, Crizal® Alizé™ anti-reflective lenses, and lenses made of very high index and polycarbonate materials.

- A positive currency effect of 1.5% for the year. The first quarter's negative currency effect gradually declined, becoming favorable late in the year thanks to the rise of the US and Canadian dollars against the euro and the very good resilience of the Brazilian real.

- A 3.3% contribution from companies acquired in 2004 and 2005 -mainly Midland Optical, 21st Century, National Optronics, Select Optical and Opalite in the United States and LTL and ATR in Italy- which added an aggregate €74 million to consolidated sales.

In 2005, Essilor continued to strengthen its global presence and extend its prescription laboratory network, notably in the United States, Italy, India and Taiwan. Eighteen acquisitions were finalized during the year, including that of The Spectacle Lens Group, Johnson & Johnson's ophthalmic lens business.

Sales *in € millions*	**Dec. 31, 2005**	Dec. 31, 2004	% change as reported	% change like-for-like
Europe	**1,119.6**	1,077.9	+ 3.9%	+ 2.3%
North America	**1,025.1**	897.2	+ 14.3%	+ 6.5%
Asia-Pacific	**202.1**	173.3	+ 16.6%	+ 12.2%
Latin America	**76.7**	54.1	+ 41.7%	+ 18.1%
Total	**2,423.5**	**2,202.5**	**+ 10.0%**	**+ 5.2%**

- Growth was led by North America, the Asia-Pacific region and Latin America, while in Europe performance varied from one country to another:

ESSILOR

➢ A slight increase in sales in Europe.

Sales were good in Germany, thanks to the upturn in demand, and in Southern Europe. In Austria, sales were slowed considerably by lower reimbursements for optical equipment beginning on January 1, 2005. In France, where the market was sluggish, Essilor maintained its positions.

➢ Strong demand in North America throughout the year.

In the United States, Essilor sales were lifted by a rising market and the prescription laboratory acquisition strategy pursued in recent years. Sales of Varilux® progressive lenses and Crizal® Alizé™ anti-reflective lenses were very strong.

➢ Very sharp growth in all emerging countries.

Essilor's strongest performance for the year was in Latin America, especially in Brazil and Argentina. In Asia, demand was sustained in every country, including Japan, where the Nikon-Essilor subsidiary gained new market share. Growth was especially strong in China and India, where ophthalmic optics markets are expanding rapidly.

Three New Acquisitions

Essilor International recently acquired a 25% stake in Ayudas para la Vision Subnormal (**AVS**), a company based in Madrid, Spain that manages a vision rehabilitation center for people suffering from macular degeneration related to age, glaucoma or retinopathy. The transaction will enable Essilor and AVS to develop vision rehabilitation services and provide more appropriate solutions for the growing number of people suffering from visual impairment.

In early 2006, Essilor of America, Essilor's US subsidiary, acquired two other prescription laboratories:

- **Eye Care Express Lab Inc.** of Houston, Texas, with revenues of $3.9 million and 24 employees.
- **Accu Rx** of Johnston, Rhode Island, with revenues of $5.8 million and 37 employees.

File N° 82-4944

Essilor also acquired equity stakes in companies in India and Taiwan (*see press release of January 12, 2006*).

Conference call:

A conference call will be held today at 10:00 a.m. France time.

The telephone number is +44 (0) 161 601 8918.

Next financial announcement:

2005 earnings will be released on March 9, 2006.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 190 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communications
Véronique Gillet
Phone: +33 1 49 77 42 16

File N° 82-4944

ESSILOR

COMMUNIQUE

Croissance du chiffre d'affaires en 2005 : + 10,0 %
(+ 8,5 % hors change, en ligne avec les prévisions)

Charenton-le-Pont (le 25 janvier 2006) -- Au 31 décembre 2005, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 2 423,5 millions d'euros en hausse de + 10,0 % par rapport à 2004. Hors effet de change, la progression est de 8,5 %, en ligne avec les prévisions.

En 2005, les principaux marchés du groupe ont été dans l'ensemble bien orientés et les produits nouveaux ont continué à remporter un vif succès.

Dans ce contexte, Essilor confirme une nouvelle augmentation de ses résultats et de sa rentabilité en 2005 par rapport à 2004.

En millions d'Euros (normes IFRS)	**2005**	2004	Variation publiée	Variation en base homogène	Effet de périmètre	Effet de change
Chiffre d'affaires consolidé au 31/12	**2 423,5**	2 202,5	+ 10,0 %	+ 5,2 %	+ 3,3 %	+ 1,5 %
Chiffre d'affaires consolidé au 4ème trimestre	**620,4**	537,4	+ 15,5 %	+ 5,1 %	+ 3,5 %	+ 6,8 %

- Après un démarrage un peu lent, les ventes du groupe ont retrouvé en cours d'année des niveaux plus conformes à leur performance habituelle. La croissance du chiffre d'affaires résulte des facteurs suivants :

ESSILOR

➢ Une progression en base homogène de + 5,2 % sur l'exercice qui s'est accélérée entre le 1er semestre (+ 4,7 %) et le 2ème semestre (+ 5,7 %). Elle reflète :

- une hausse des volumes de l'ordre de 3 %,
- une amélioration du mix produit liée à la part croissante, dans les ventes du groupe, des verres progressifs (gamme Varilux® notamment), des verres photochromiques Transitions®, des verres antireflet Crizal® Alizé™ et des verres organiques à très hauts indices et en polycarbonate.

➢ Un effet de change positif (+ 1,5 % sur l'ensemble de l'année 2005) : l'impact monétaire, négatif au 1er trimestre, s'est progressivement atténué, devenant très favorable en fin d'année grâce à la remontée des dollars américain et canadien par rapport à l'euro et à la très bonne tenue du real brésilien.

➢ Un effet périmètre de + 3,3 %, provenant de l'apport des sociétés acquises en 2004 et 2005 -principalement Midland Optical, 21st Century, National Optronics, Select Optical et Opalite aux Etats-Unis et LTL et ATR en Italie- qui ont contribué pour 74 millions d'euros au chiffre d'affaires du groupe.
En 2005, Essilor a continué à renforcer ses positions mondiales et à étendre son réseau de laboratoires de prescription, notamment aux Etats-Unis, en Italie, en Inde et à Taiwan. Le groupe a complété 18 acquisitions l'an passé dont celle de The Spectacle Lens Group, l'activité verres ophtalmiques de Johnson & Johnson.

Chiffre d'affaires *en millions d'Euros*	**31/12/2005**	31/12/2004	Variation publiée	Variation en base homogène
Europe	**1 119,6**	1 077,9	+ 3,9 %	+ 2,3 %
Amérique du Nord	**1 025,1**	897,2	+ 14,3 %	+ 6,5 %
Asie Océanie	**202,1**	173,3	+ 16,6 %	+ 12,2 %
Amérique latine	**76,7**	54,1	+ 41,7 %	+ 18,1 %
Total	**2 423,5**	**2 202,5**	**+ 10,0 %**	**+ 5,2 %**

- La croissance du groupe a été tirée par l'Amérique du Nord, l'Asie Océanie et l'Amérique latine alors que l'Europe a réalisé une année plus contrastée :

ESSILOR

➢ Légère progression des ventes sur des marchés européens

Le groupe a réalisé de bonnes performances en Allemagne, grâce à la reprise du marché, et en Europe du Sud. En Autriche, les ventes ont été fortement pénalisées par la diminution des remboursements des équipements optiques dès le 1er janvier 2005. En France, dans un marché ralenti, le groupe a maintenu ses positions.

➢ Dynamisme de l'activité en Amérique du Nord tout au long de l'année

Aux Etats-Unis, Essilor a bénéficié d'un marché bien orienté et de la politique d'acquisition de laboratoires de prescription menée depuis plusieurs années. Les ventes de verres progressifs Varilux® et antireflet Crizal® Alizé™ ont été très dynamiques.

➢ Croissance très élevée dans l'ensemble des pays émergents

L'Amérique latine, particulièrement le Brésil et l'Argentine, réalise la meilleure performance du groupe en 2005. En Asie, l'activité a été soutenue dans tous les pays, y compris au Japon où la filiale Nikon-Essilor a gagné des parts de marché. Le groupe a enregistré des taux de croissance particulièrement élevés en Chine et en Inde où les marchés de l'optique ophtalmique connaissent un fort développement.

Trois nouvelles acquisitions

Essilor a récemment pris 25 % de **AVS** (Ayudas para la Visión Subnormal), une société qui exploite un centre de réhabilitation visuelle pour les patients atteints de dégénérescence maculaire liée à l'âge, de glaucome ou de rétinopathie. AVS est située à Madrid, en Espagne. Cette opération va permettre à AVS de développer son pôle de service de réhabilitation basse vision et d'apporter des solutions mieux adaptées à un nombre croissant de personnes touchées par des déficiences visuelles.

Début 2006, Essilor of America, filiale d'Essilor aux Etats-Unis, a réalisé l'acquisition de deux nouveaux laboratoires de prescription :

- **Eye Care Express Lab Inc.** à Houston, Texas, dont le chiffre d'affaires représente 3,9 millions de dollars et les effectifs 24 personnes.
- **Accu Rx** à Johnston, Rhode Island, dont les ventes totalisent 5,8 millions de dollars pour 37 personnes.

ESSILOR

Ces acquisitions s'ajoutent aux prises de participation récemment annoncées en Inde et à Taiwan *(voir communiqué du 12 janvier 2006).*

Conférence téléphonique :

Une conférence téléphonique aura lieu aujourd'hui à 9 heures.

Le numéro de téléphone est : 01 72 26 01 90

Prochain rendez-vous :

Les résultats annuels 2005 seront publiés le 9 mars 2006.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 190 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16